October 24, 2008

Michelle Roberts, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Summit Mutual Funds, Inc. Form N-14 Registration Statement SEC File No. 333-153637

Dear Ms. Roberts:

This letter serves as a response to comments made by the SEC staff (the "Staff") to Calvert by telephone on October 15, 2008 concerning the above-referenced Registration Statement on Form N-14, relating to the proposed reorganizations of Ameritas Income & Growth Portfolio and Ameritas Index 500 Portfolio, each a series of Calvert Variable Series, Inc., respectively into Summit Zenith Portfolio and Summit S&P 500 Index Portfolio, each a series of Summit Mutual Funds, Inc. (the "Fund"), and Pre-Effective Amendment No. 1 thereto. Pursuant to the Staff's comments, I am filing with the Commission today Pre-Effective Amendment No. 2 to the Form N-14.

Material changes made to the filing in response to Staff comments are summarized below. These changes, as well as other updating revisions, are reflected in Pre-Effective Amendment No. 2 and have been marked in the Prospectus/Proxy Statement and the Reorganization SAI being filed today. The page references in the Staff comments are to the initial filing as submitted on September 23, 2008; however, the page references in Calvert's responses are to the revised marked filing in Pre-Effective Amendment No. 2.

General Comments

1. Reconcile the references to "liabilities" and "known liabilities" on pp. 9 and 36 of the Prospectus/Proxy Statement, by referring consistently to both or none as "known".

Calvert response: a reference to the assumption of known liabilities has been added on page 36; for clarity, references to the assumption of known liabilities have also been added in the Notice of Special Meeting and ballots, on pp. 1-2 of the Prospectus/Proxy Statement, and on p. 1 of the Reorganization SAI.

2. Clarify and sharpen the language in the sentence beginning "As a result of the proposed transaction" (p. 2 of Prospectus/Proxy Statement, last paragraph) so that it parallels text on pp. 35-36.

Calvert response: The referenced sentence on p. 2 of the Prospectus/Proxy Statement has been clarified to state: "As a result of the proposed transaction, each Record Holder of an Ameritas Portfolio will receive shares of the respective Summit Portfolio at a total net asset value equal to the value of the Record Holder's shares of that Ameritas Portfolio computed on the business day immediately prior to the Reorganization, and that Ameritas Portfolio will be terminated as a series of Calvert Variable Series, Inc."

3. Should the word "held" be added after "the value of your Policy investment" on p. 2 of the Prospectus/Proxy Statement, last sentence in the last paragraph?

Calvert response: this change has been made on p. 3 of the Prospectus/Proxy Statement with respect to the references in this sentence to investments in the Ameritas and respective Summit Portfolios.

4. In bullet number 5 on p. 8 of the Prospectus/Proxy Statement, clarify the time periods for each Reorganization (i.e., does the two-year period apply to both)?

Calvert response: bullet number 5 on p. 8 has been clarified to reflect that the same time period of two years following the Reorganization applies to the respective expense limitation for each Reorganization.

5. In the last bullet on p. 9 of the Prospectus/Proxy Statement, reorganize and clarify the text, which is confusing as to when held; this is stated more clearly on p. 36.

Calvert response: the last bullet on p. 9 has been clarified to state: "As a result of the proposed transaction, each Record Holder of an Ameritas Portfolio will receive shares of the respective Summit Portfolio at a total net asset value equal to the value of the Record Holder's shares of that Ameritas Portfolio computed on the business day immediately prior to the Reorganization."

6. On pp. 11-12 of the Prospectus/Proxy Statement, highlight the differences between the Portfolios briefly and specifically, rather than just relying on the Investment Strategies chart; an example of clearer presentation is on p. 13 with respect to the Zenith investment restrictions.

Calvert response: the paragraph immediately above the Investment Strategies charts for each Reorganization has been revised to add language specifically highlighting the differences between the respective Portfolios.

Accountant's Comments

1. In the "Reasons for the Reorganization" section of the Synopsis in the Prospectus/Proxy Statement, numbered item 5 states that "CAMCO has agreed to enter an expense limitation agreement with CVS"; should this instead refer to Summit Mutual Funds, Inc.?

Calvert response: Item 5 in the "Reasons for the Reorganization" section of the Synopsis on p. 8 of the Prospectus/Proxy Statement has been corrected to refer to Summit Mutual Funds, Inc.

2. In the text following the Investment Strategies in the Prospectus/Proxy Statement, with respect to the statement that the transaction costs may be transitioned, clarify that these costs will ultimately be borne by contract holders.

Calvert response: the text on p. 13 of the Prospectus/Proxy Statement has been revised to reflect that the transaction costs would ultimately be borne by contract owners, policy owners or plan participants.

Fee Table in Prospectus/Proxy Statement

3. Footnote 5 states that the contractual limitation expires on 4/30/09; delete this statement from the fee table if the limitation is for less than one year. Also, the fee waiver with respect to Ameritas Index 500 Portfolio should not appear in the fee table.

Calvert response: footnote 5 to the fee table in the Prospectus/Proxy Statement has been revised to change the end date for the contractual expense limitation in the first sentence to April 30, 2010. The fee waiver with respect to the Ameritas Index 500 Portfolio therefore is necessary and the fee table correctly reflects the contractual limitation of 0.38%.

Pro Forma Capitalization Table in Prospectus/Proxy Statement

4. The adjustment of 9,725,748 should be a negative number.

Calvert response: Registrant's standard format presents negative numbers in parentheses; the adjustment of 9,725,748 in the pro forma capitalization table relating to the Summit Zenith Portfolio is consistent with that method. The table therefore has not been revised in this respect.

Pro Forma Financials -- Pro Forma Schedule of Investments

5. In the 12/31/07 Schedule of Investments for Summit Zenith Portfolio, the Combined Fund column for shares outstanding shows the sum of the shares and market value of each security held by the Target Portfolio, rather than by the Combined Fund.

Calvert response: this has been corrected.

6. The principal amount of the short-term securities held by the Acquiring and Combined Portfolios should be shown.

Calvert response: the principal amounts of short-term securities have been added to the Schedule of Investments for Summit Zenith Portfolio for 12/31/07, where applicable.

7. In the Schedule of Investments for the Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08, the portfolio securities loaned should be identified.

Calvert response: the portfolio securities loaned have been identified in the Schedule of Investments for the Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08.

8. In the Schedule of Investments for the Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08, the securities pledged as collateral by the Acquiring Portfolio in connection with open futures contracts should be identified.

Calvert response: the securities pledged as collateral by the Acquiring Portfolio in connection with open futures contracts have been identified in the Schedule of Investments for the Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08.

All Schedules

9. No adjustments are shown in the schedules. State in a footnote as of 12/31/07 or 6/30/08, as applicable, that all securities held by the Target Portfolio would comply with the investment restrictions and/or compliance guidelines of the Acquiring Portfolios.

Calvert response: in all Schedules of Investments, a footnote reference has been inserted in the Pro Forma Adjustments heading, and a corresponding footnote has been added at the bottom of each such Schedule, stating that all securities held by the Target Portfolio will comply with the investment restrictions and/or compliance guidelines of the respective Acquiring Portfolio.

Pro Forma Statement of Assets and Liabilities

10. With respect to the Statement of Assets and Liabilities for the Summit Zenith Portfolio for 12/31/07, the amount payable for bank overdrafts should be carried to the Combined Portfolio.

Calvert response: this has been corrected.

11. With respect to the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio, delete footnote 1.

Calvert response: this was corrected in Pre-Effective Amendment No. 1, filed on October 3, 2008, with respect to the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08, and previous footnote 2 was re-numbered as revised footnote 1.

12. In the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio for 6/30/08, confirm the share authorization number relating to the Acquiring Portfolio.

Calvert response: Registrant has confirmed that the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio for 6/30/08, as filed in Pre-Effective Amendment No. 1 on October 3, 2008 correctly states that the number of authorized shares is 30,000,000. Additionally, in Pre-Effective Amendment No. 1, the number of authorized shares of Summit S&P 500 Index Portfolio was revised to 30,000,000 in Section 6(c) of the form of the applicable Agreement and Plan of Reorganization (Exhibit B to the Prospectus/Proxy Statement, p. 70).

13. In the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio for 6/30/08, confirm the Total Liabilities and Net Assets for the combined entity.

Calvert response: the Total Liabilities has been corrected to $18,540,034 and the Net Assets has been corrected to $319,557,147 in the Statement of Assets and Liabilities for the Summit S&P 500 Index Portfolio for 6/30/08.

Statement of Operations

14. In the Statement of Operations for Summit Zenith Portfolio for both 12/31/07 and 6/30/08, the contractual expense cap should be stated as 0.74% in footnote 9.

Calvert response: this has been corrected to read 0.74% in footnote 9 in the Notes to Pro Forma Adjustments following the Statement of Operations for Summit Zenith Portfolio for both 12/31/07 and 6/30/08.

Notes to Financials

15. In the Notes to Financials for Summit Zenith Portfolio for both 12/31/07 and 6/30/08, the second paragraph of Note B should state the expense cap for the Combined Portfolio as 0.74%.

Calvert response: this has been corrected to read 0.74% in the second paragraph of Note B in the Notes to Pro Forma Financials for Summit Zenith Portfolio for both 12/31/07 and 6/30/08.

16. In the Notes to Financials for Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08, insert the word "Index" into the name of the acquiring fund in Note A.

Calvert response: the word "Index" was added to the name of the Acquiring Portfolio in the first sentence in Note A in the Notes to Pro Forma Financials for Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08. In addition, for both periods, the contractual expense cap in the second paragraph of Note B was corrected from 0.39% to 0.38%.

17. In the Notes to Financials for Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08, change the reference in Note B from the Annual Report to the Semi-Annual Report.

Calvert response: the last line of text in Note B has been corrected to refer to the Semi-Annual Report in the Notes to Pro Forma Financials for Summit S&P 500 Index Portfolio for both 12/31/07 and 6/30/08.

Additional Comments

(a) In the fee table in the Prospectus/Proxy Statement, it is suggested that the placement of footnotes 5 and 6 be revised to move them from the left column to the right columns adjacent to the numbers to which they relate.

Calvert response: these revisions have been made in the fee tables relating to both Reorganizations.

(b) In the expense examples on p. 26 of the Prospectus/Proxy Statement, are both expense limitations from footnotes 5 and 6 to the fee table reflected in the examples for the stated periods?

Calvert response: Yes.

I trust that you will find that these revisions address the Staff's comments. In addition, on behalf of the Registrant, I hereby acknowledge that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, with these edits, on behalf of the Registrant and Ameritas Investment Corp., the underwriter, I respectfully request that you accelerate the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, specifically requesting that you declare the filing effective on October 24, 2008.

Should you have any questions, please contact me at 301-951-4890.

Very truly yours,

/s/ Jane B. Maxwell

Jane B. Maxwell
Assistant Vice President and
Assistant General Counsel